UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: July 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

TRANS-PACIFIC AEROSPACE, INC.
Full Name of Registrant

  30950 Rancho Viejo Road, Suite 120
Address of Principal Executive Office (Street and Number)

San Juan Capistrano, CA 92675
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will be unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010 on a timely basis, without unreasonable effort or expense, because management needs additional time to finalize its review of the Company's financial statements.  Specifically, the Company has insufficient access to the books and records of Godfrey (China) Limited which the Company has a 25% ownership stake in.  The Company does not expect to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Matt Szot, CFO	(949) 373-7286
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes ☐ No

Trans-Pacific Aerospace, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2010	By: /s/ Matt Szot
Name: Matt Szot
Title: Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Annex A

The Company does not expect to recognize any revenue for the fiscal quarter ended July 31, 2010.  The Company, however, has incurred several expenses that it had not incurred in the quarter ended July 31, 2009, including:  (a) stock-based compensation charges for the issuance of common stock to officers, directors and service providers of $247,650; (b) consulting fees of $30,500; (c) employee compensation of $49,125 and; (d) operating expenses of Godfrey (China) Limited which the Company has a 25% ownership stake in .  Accordingly, the Company expects to record a significantly greater net loss in the fiscal quarter ended July 31, 2010 compared to the quarter ended July 31, 2009.